FILE NO. 333-
                                                                    CIK #1694748

                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                             Registration Statement
                                       on
                                    Form S-6


   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: INVESCO UNIT TRUSTS, SERIES 1781

     B.   Name of Depositor: INVESCO CAPITAL MARKETS, INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:

PAUL HASTINGS LLP                                 INVESCO CAPITAL MARKETS, INC.
Attention: Michael R. Rosella, Esq.               Attention: John M. Zerr, Esq.
200 Park Avenue                                   11 Greenway Plaza
New York, New York  10166                         Houston, Texas  77046-1173

     E. Title of securities being registered: Units of fractional undivided beneficial interest

     F.   Approximate date of proposed sale to the public:

                AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                         OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.



                   Preliminary Prospectus Dated May 26, 2017

                        INVESCO UNIT TRUSTS, SERIES 1781

                          All Cap Core Strategy 2017-3
                         Large Cap Core Strategy 2017-3
                          Mid Cap Core Strategy 2017-3
                         Small Cap Core Strategy 2017-3
                        S&P PowerPicks Portfolio 2017-3
               Dividend Income Leaders Strategy Portfolio 2017-3
                        Large Cap Value Strategy 2017-3


   The attached final prospectus for a prior series of the Trust is hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

   Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

   (Incorporated herein by reference are the final prospectuses from Invesco Unit Trusts, Series 1756 (Registration No. 333-216091) as filed on April 10, 2017, which shall be used as a preliminary prospectus for the current series of the Trust.)

   The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                       CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Signatures.
         The Written Consents of Legal Counsel, Evaluator and Independent
            Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement (to be supplied by amendment).

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1281 (File No. 333-184518) dated December 6, 2012.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

   1.2.1 Certificate of Amendment of Certificate of Incorporation changing the name of the Depositor to Invesco Capital Markets, Inc. Reference is made to Exhibit 1.2.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012.

     1.3 By-laws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

     3.3 Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

     4.1  Consent of Initial Evaluator (to be supplied by amendment).

     4.2 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.1  List of Officers and Directors of the Depositor. Reference is made to
          Exhibit 6.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Series 1672 (File No. 333-212038) dated August 1, 2016.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Invesco Unit Trusts, Municipal Series 1130 (File No. 333-184264) dated December 4, 2012, and Invesco Unit Trusts, Series 1520 (File No. 333-201408) dated March 12, 2015.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Invesco Unit Trusts, Series 1781, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 26th day of May, 2017.

                                                INVESCO UNIT TRUSTS, SERIES 1781
                                                                    (Registrant)

                                               By: INVESCO CAPITAL MARKETS, INC.
                                                                     (Depositor)


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                                  Vice President


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on May 26, 2017, by the following persons who constitute the principal officers and a majority of the Board of Directors of Invesco Capital Markets, Inc.:

         SIGNATURE                            TITLE

Steven Massoni                           Director and Co-President

M. Kevin Cronin                          Director and Co-President

Mark W. Gregson                          Chief Financial Officer


                                                         By: /s/ JOHN F. TIERNEY
                                                         -----------------------
                                                             (Attorney-in-fact*)

----------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.